SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TETRA Technologies, Inc. 401(k) Retirement Plan

(Full Title of the Plan)

0-18335	TETRA Technologies, Inc.
(Commission File Number)	(Name and issuer of the securities held pursuant to the plan)

25025 Interstate 45 North

The Woodlands, Texas 77380

(Address of Principal Executive Offices and Zip Code)

(281) 367-1983

(Registrant's Telephone Number, Including Area Code)

Report of Independent Auditors

Participants and Administrator of the TETRA Technologies, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the schedule of assets (held at end of year) and schedule of reportable transactions does not disclose the historical cost or the related gain/loss of nonparticipant directed assets and nonparticipant directed sales transactions. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Ernst & Young LLP

Houston, Texas

June 20, 2003

TETRA Technologies, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001

Assets

Receivables:
Employer contributions	$71,964	$77,692
Participant contributions	180,445	190,588
Accrued income	11,197	2,325
Other receivables	–	7,959
Pending trades	–	22,140
Total receivables	263,606	300,704

Investments	20,960,631	20,759,342
Total assets	21,224,237	21,060,046

Liabilities

Excess contributions refund payable	–	14,711
Administrative expenses payable	3,575	2,525
Cash overdraft	–	2,005
Total liabilities	3,575	19,241

Net assets available for benefits	$21,220,662	$21,040,805

See Accompanying Notes

TETRA Technologies, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions:
Employer contributions	$1,083,192
Participant contributions	2,756,168
Rollover contributions	228,177
Interest and dividends	269,137
Total additions	4,336,674

Deductions:
Benefits paid to participants	2,048,673
Net depreciation in fair value of investments	1,145,140
Administrative expenses	35,348
Transfer of assets to another qualified plan	927,656
Total deductions	4,156,817

Net increase	179,857

Net assets available for benefits:
Beginning of year	21,040,805
End of year	$21,220,662

See Accompanying Notes

TETRA Technologies, Inc. 401(k) Retirement Plan

Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from TETRA Technologies, Inc. (the “Company” or “Plan Administrator”).

General

The Plan, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401(a) of the Internal Revenue Code (“IRC”) and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2002, the Plan was amended to adopt the Master Plan Document established and maintained by ABN AMRO Trust Services Company (the “Trustee”, formerly, The Chicago Trust Company) on behalf of its clients.

Eligibility

All employees of the Company and its subsidiaries hired on or after January 1, 2002 who have attained age 18 are eligible to join the Plan beginning on the first day of any calendar quarter following six months of service. Employees hired prior to January 1, 2002 are eligible after obtaining age 18 beginning on the first day of a calendar quarter following two months of service.

Contributions

Effective January 1, 2002, the Plan was amended for the purpose of increasing the maximum elective contribution limit from 22% of compensation to 70% of compensation. Contributions for each participant are limited in any calendar year to annual “regular” and “catch-up” contribution limits as determined by IRC regulations. Unless the employee elects otherwise, 3% of each eligible employee’s compensation is automatically contributed to the Plan on a pre-tax basis.

Under the Plan, the Company may contribute an amount equal to a matching percentage of the participant’s contribution. During 2002, the Company matched 50% of each participant’s contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant’s compensation, as defined in the Plan agreement, bears to the total compensation of all participants. No profit sharing contribution was made for the 2002 Plan year.

1. DESCRIPTION OF THE PLAN (continued)

Participants have the right to direct the investment of their contributions into any of the investment funds offered by the Plan. The Company’s matching contributions are invested in the TETRA Stock Fund. Effective January 1, 2002, the Plan was amended such that on or after January 1 of each year, any participant who has become fully vested in their employer matching contribution account during the prior year shall, at the participant’s direction, be allowed to re-direct their investment in the TETRA Stock Fund from the matching contribution account to any other fund option offered by the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Benefit Payments

Upon a participant’s death, their entire account balance is payable to the named beneficiary. When eligible, benefits are payable in lump sums or installments. Under the Plan, amounts which are forfeited due to termination of employment reduce the Plan’s ordinary and necessary administrative expenses for the Plan year, and then are allocated to reduce the Company’s matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Investment Valuation

The fair value of investments in mutual funds and common stock is based on quoted market prices on the last business day of the Plan year. The fair value of the investment in the ABN AMRO Income Plus Fund (formerly known as the Chicago Trust Stated Principal Value Investment Trust for Employee Benefit Plans) is valued by ABN AMRO Trust Services Company based on the fair value of the underlying investment contracts. Participant loans and short term investments are stated at cost, which approximates fair value.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2002 or 2001 are as follows:

	Year Ended December 31,
	2002		2001

TETRA Technologies, Inc. common stock	$6,767,174	*	$8,574,416	*
ABN AMRO Income Plus Fund	4,055,939		2,198,512
Flag Investors Equity Partners Fund	1,897,187		2,268,014
ABN AMRO/Montag & Caldwell Growth Fund	1,811,059		2,478,586
MFS Emerging Growth Fund	820,845		1,281,348
PIMCO Total Return Fund	1,232,708		584,541

*Includes both participant and nonparticipant directed

During 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Collective trust fund	$89,266
Mutual funds	(1,826,145)
Common stock	591,739
($1,145,140)

4. NONPARTICIPANT DIRECTED INVESTMENTS

The TETRA Stock Fund includes both participant and nonparticipant directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the TETRA Stock Fund is deemed nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the TETRA Stock Fund is as follows:

4. NONPARTICIPANT DIRECTED INVESTMENTS (continued)

	Year Ended December 31,
	2002	2001

TETRA Technologies, Inc. common stock	$6,767,174	$8,574,416
Receivables for securities sold	–	22,140
Employer contribution receivable	71,964	77,692
Accrued income	34	110
ABN AMRO/Chicago Capital Money Market Fund	29,882	–
Cash overdraft	–	(2,005)
	$6,869,054	$8,672,353

Year Ended December 31, 2002

Changes in net assets:
Employer contributions	$1,083,192
Participant contributions	334,162
Net appreciation in fair value of investments	591,739
Benefits paid to participants	(596,018)
Administrative expenses	(6,268)
Transfer to another qualified plan	(274,485)
Interfund transfers	(2,935,621)
($1,803,299)

5. TRANSFER OF ASSETS

As a result of the asset purchase agreement between International Mineral Technologies, LLC and TETRA Micronutrients, Inc.(a subsidiary of the Company), assets in the amount of $927,656, including $110,994 of participant loan balances, transferred out of the Plan in February 2002 into a plan established by International Mineral Technologies, LLC. All employees who were acquired by International Mineral Technologies, LLC became 100% vested upon the effective date of the asset purchase agreement.

6. INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated August 30, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedules

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule G, Part III - Schedule of Nonexempt Transactions

EIN:74-2148293   PN: 001

Year Ended December 31, 2002
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-In-Interest	Description of Transactions	Cost of Asset	Current Value of Asset	Net Gain (repaid interest)*

TETRA Technologies, Inc.	Employer	Loan to the Employer in the form of late remittance of participant deferrals and loan repayments for the period ended November 1, 2002	$106,209	$106,209	$–

* The Plan Administrator is in the process of determining the applicable interest in order to fully correct the late remittance.

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN:74-2148293   PN: 001

Year Ended December 31, 2002
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*	ABN AMRO Trust Services Co.	ABN AMRO Income Plus Fund	**	$4,055,939

*	ABN AMRO Trust Services Co.	ABN AMRO/Chicago Capital Money Market Fund	**	29,882

	PIMCO	Total Return Fund	**	1,232,708

*	ABN AMRO/Montag & Caldwell	Balanced Fund	**	529,386

	Flag Investors	Equity Partners Fund	**	1,897,187

*	ABN AMRO/Montag & Caldwell	Growth Fund	**	1,811,059

	MFS	Emerging Growth Fund	**	820,845

	Franklin	Small Cap Growth Fund	**	694,838

	American Funds	Euro-Pacific International Fund	**	672,665

	Dodge & Cox	Balanced Fund	**	895,220

*	TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock	(A)	6,767,174

*	Participant loans	Loans with various maturities and interest rates ranging from 9% to 10.5% per annum	**	1,553,728
				$20,960,631

* Party-in-interest

** Participant directed amounts are not required to be disclosed

(A) Cost not available

TETRA Technologies, Inc. 401(k) Retirement Plan

Schedule H, Line 4(j) - Schedule of Reportable Transactions

EIN:74-2148293   PN: 001

Year Ended December 31, 2002
	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) - Series of nonparticipant and participant directed transactions in excess of 5% of Plan assets at the beginning of the plan year for common stock.

TETRA Technologies, Inc.	TETRA Technologies, Inc. common stock
	Purchases	$1,349,550	$–	$1,349,550	$1,349,550	$–
	Sales	–	3,729,277	(A)	3,729,227	(A)

ABN AMRO Trust Services Co.	ABN AMRO/Chicago Capital Money Market Fund
	Purchases	$2,495,306	$–	$2,495,306	$2,495,306	$–
	Sales	–	2,465,424	2,465,424	2,465,424	–

(A) Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRA Technologies, Inc.

By: /s/Geoffrey M. Hertel

Geoffrey M. Hertel

President & Chief Executive Officer

Date: June 26, 2003

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Auditors

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41337 and 333-04284) pertaining to the TETRA Technologies, Inc. 401(k) Retirement Plan of our report dated June 20, 2003, with respect to the financial statements and schedules of the TETRA Technologies, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Houston, Texas

June 23, 2003